Exhibit 99.1

Genius Group to Announce Full Year 2022 Financial Results

SINGAPORE, May 5, 2023 - Genius Group Limited (NYSE American: GNS) (“Genius Group” or the “Company”), a leading entrepreneur edtech and education group, will announce full year 2022 financial results on Monday, May 15, 2023, prior to market open.

Management will host a live webcast to discuss the results at 8:00 a.m. ET / 8:00 p.m. SGT on Monday, May 15, 2023. The webcast, along with supplemental information, can be accessed on the investor relations section of the Genius Group website. An archive will be available after the conclusion of the live event and will remain available via the same link for 6 months.

This earnings call will be in place of the May Virtual Investor Meeting and Genius Group maintains its commitment to a high level of ongoing investor communications with the intention to hold a Virtual Investor Meeting on a monthly basis.

Webcast and Conference Information:

Time: Monday, May 15, 2023, at 8:00 a.m. ET / 8:00 p.m. SGT

Webcast: Click on this link or go to the Investor Relations section of the Genius Group website to listen and view the slides.

Dial in: 866-682-6100 (Toll Free) / 862-298-0702

About Genius Group

Genius Group is a leading entrepreneur Edtech and education group, with a mission to disrupt the current education model with a student-centered, life-long learning curriculum that prepares students with the leadership, entrepreneurial and life skills to succeed in today’s market. The group has a group user base of 4.3 million students and users in 200 countries, ranging from ages 0 to 100.

For more information, please visit https://www.geniusgroup.net/

Investor Notice

Investing in our securities involves a high degree of risk. Before making an investment decision, you should carefully consider the risks, uncertainties and forward-looking statements described in our most recent Annual Report on Form 20-F for the fiscal year ended December 31, 2021, filed with the SEC on May 13, 2022. If any of these risks were to occur, our business, financial condition or results of operations would likely suffer. In that event, the value of our securities could decline, and you could lose part or all of your investment. The risks and uncertainties we describe are not the only ones facing us. Additional risks not presently known to us or that we currently deem immaterial may also impair our business operations. In addition, our past financial performance may not be a reliable indicator of future performance, and historical trends should not be used to anticipate results in the future. See “Forward-Looking Statements” below.

Forward-Looking Statements

Statements made in this press release include forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements can be identified by the use of words such as “may,” “will,” “plan,” “should,” “expect,” “anticipate,” “estimate,” “continue,” or comparable terminology. Such forward-looking statements are inherently subject to certain risks, trends and uncertainties, many of which the Company cannot predict with accuracy and some of which the Company might not even anticipate and involve factors that may cause actual results to differ materially from those projected or suggested. Readers are cautioned not to place undue reliance on these forward-looking statements and are advised to consider the factors listed above together with the additional factors under the heading “Risk Factors” in the Company’s Annual Reports on Form 20-F, as may be supplemented or amended by the Company’s Reports of a Foreign Private Issuer on Form 6-K. The Company assumes no obligation to update or supplement forward-looking statements that become untrue because of subsequent events, new information or otherwise.

Contacts

Investors:

Flora Hewitt, Vice President of Investor Relations and Mergers and Acquisitions

Email: investor@geniusgroup.net

Media Contacts: Adia PR

Email: gns@adiapr.co.uk

US Investors:

Dave Gentry

RedChip Companies Inc

1-800-RED-CHIP

GNS@redchip.com